November 20, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Dynamix Corporation Registration Statement on Form S-1, as amended File No. 333-280719

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Dynamix Corporation (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on November 20, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

COHEN AND COMPANY CAPITAL MARKETS,

A division of J.V.B. Financial Group, LLC

By:	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Senior Managing Director; Head of Capital Markets

SEAPORT GLOBAL SECURITIES LLC

By:	/s/ Jack Mascone
	Name:	Jack Mascone
	Title:	Head of Capital Markets